UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 333-296251	CUSIP Number: 815782 107

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

Full name of registrant	SeeQC, Inc.
Former name if applicable	Not applicable
Address of principal executive office	150 Clearbrook Road, Suite 170
City, State and Zip Code	Elmsford, New York 10523

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form N-SAR, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Note to Part II(c): Leave (c) unchecked if Part III is framed around the Company's own preparation and review. If Part III attributes the delay to the auditor's inability to complete its review, Rule 12b-25(c) requires a signed statement from Stephano Slack to be attached as an exhibit — confirm framing with DLA before filing.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 is the Company's first quarterly report to be filed following the effectiveness of the registration statement on Form S-4 relating to the Company's proposed merger with Allegro Merger Corp. The transactions contemplated under Form S-4 have not yet been consummated, and the Company expects to consummate such transactions following the closing of its planned initial public offering. The Company is unable to file the Form 10-Q within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation and review of the Company's financial statements and related disclosures for the period, including finalizing the interim financial information.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kim Collins, VP, Corporate Controller — (484) 753-1389

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

This is the Company's first periodic report required to be filed under the Securities Exchange Act of 1934 following the effectiveness of the registration statement on Form S-4 relating to the Company’s proposed merger with Allegro Merger Corp. The Company was not required to file any periodic reports during the preceding 12 months prior to such effectiveness.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SeeQC, Inc.

(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2026	By:	/s/ Raja Bal
Raja Bal, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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